EXPLANATORY NOTE

The purpose of this filing is to reflect the extension of the Westcore Trust’s (the “Trust”) fidelity bond policy from October 1, 2008 to November 15, 2008.  The fidelity bond policy being extended is included within the filings made on behalf of the Trust on August 21, 2008 and August 25, 2008.

Included in this filing is the endorsement extending the original policy from October 1, 2008 to November 15, 2008 and the board resolution authorizing the officers of the Trust to take all actions necessary to assure compliance with Rule 17g-1 of the Investment Company Act of 1940.

This filing amends and restates in its entirety the filing made on December 17, 2008, which inadvertently included the incorrect board resolution.

ENDORSEMENT# 10

This endorsement, effective 12:01 AM                October 1, 2008                  forms a part of
policy number 00-164-08-56

issued to            WESTCORE TRUST

c/o DENVER INVESTMENT ADVISORS LLC

by          National Union fire Insurance Company of Pittsburgh, Pa.

EXTENSION OF POLICY PERIOD

In consideration of the additional premium of $484.00 (pro rata amount of the annual premium), it is hereby understood and agreed that the Item on the Declaration page entitled POLICY PERIOD is amended as follows:

POLICY PERIOD:       FROM:       OCTOBER 1, 2007        TO:        NOVEMBER 15, 2008

(12:01) A.M. standard time at the address stated in Item 1.)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Westcore Funds

Minutes of

the Board of Trustees Meeting

August 19-20, 2008

(Excerpt relating to Fidelity bond)

WHEREAS, the Trust is currently insured against loss arising from larceny or embezzlement under a single insured fidelity bond offered through National Union Fire Insurance Company, an affiliate of AIG insuring the Trust in the amount of $1,500,000 (the “Fidelity Bond”);

WHEREAS, the Board of Trustees has considered the adequacy and reasonableness of the Fidelity Bond with due consideration to (i) the amount and type of coverage provided by the Fidelity Bond, (ii) the aggregate value of the assets of the Funds to which any person covered by the Fidelity Bond may have access, (iii) the types and terms of the arrangements made by the Funds for the custody and safekeeping of its assets, (iv) the nature of the securities in the Funds’ portfolios, (v) the nature and method of conducting the Funds’ operations, and (vi) the accounting procedures and controls of the Funds and has determined that the form of the single insured fidelity bond is reasonable;

WHEREAS, the Board of Trustees has considered the adequacy of the fidelity bond coverage in the amount of $1,500,000 in light of the requirements of Section  17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940 (the “1940 Act”) and has determined that the form of coverage is reasonable; now, therefore, be it

RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby approves the Fidelity Bond for renewal for a one-year term commencing October 1, 2008.

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Treasurer of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary, including adjusting or increasing the coverage of the Fund under the Fidelity Bond, to assure compliance with these resolutions and Rule 17g-1.